UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017.

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number 1-303

The Kroger Co. Savings Plan

1014 Vine Street

Cincinnati, OH 45202

(Full title of the plan and the address of the plan)

The Kroger Co.

1014 Vine Street

Cincinnati, OH 45202

(Name of issuer of the securities held pursuant to the
plan and the address of its principal executive office)

REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

THE KROGER CO. SAVINGS PLAN

Financial Statements

And

Supplemental Schedule

December 31, 2017 and 2016

With

Report of Independent Registered
Public Accounting Firm

THE KROGER CO. SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Retirement Management Committee of

The Kroger Co. Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Kroger Co. Savings Plan (the Plan) as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes to the financial statements and schedule of assets held at end of year (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The accompanying supplemental schedule of assets (held at end of year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Clark, Schaefer, Hackett & Co.

We have served as the Plan’s auditor since 2003.
Cincinnati, Ohio

June 28, 2018

THE KROGER CO. SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2017 and 2016

(In Thousands)

	2017	2016

Assets:
Cash	$—	$1,184
Investments, at fair value:
Interest in Master Trust	2,085,729	2,395,934

Investments, at contract value:
Interest in Master Trust	599,566	621,316

Receivables:
Notes receivable from participants	52,923	55,156

Transfer in transit	—	6,282

Total assets	2,738,218	3,079,872

Liabilities:
Administrative fees payable	150	150

Net assets available for benefits	$2,738,068	$3,079,722

See accompanying notes to financial statements.

THE KROGER CO. SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2017 and 2016

(In Thousands)

	2017	2016
Additions:
Participant contributions	$87,068	$89,008
Interest income on notes receivable from participants	2,177	2,194

Deductions:
Benefits paid to participants	(354,494)	(273,625)
Investment loss - participation in Master Trust	(73,673)	(214,267)
Administrative expenses	(2,732)	(2,641)

Net decrease	(341,654)	(399,331)

Net assets available for benefits:
Beginning of year	3,079,722	3,472,771

Transfer from other plan	—	6,282

End of year	$2,738,068	$3,079,722

See accompanying notes to financial statements.

THE KROGER CO. SAVINGS PLAN

Notes to Financial Statements

(All dollar amounts are in thousands)

1.               Description of Plan:

The following description of The Kroger Co. Savings Plan (Plan) provides only general information.  Participants should refer to the Plan document for a more complete description of Plan provisions.

General

The Plan is sponsored by The Kroger Co., an Ohio corporation, and its wholly-owned subsidiaries (collectively the Company).  The Plan is a defined contribution plan covering all employees of the Company who have attained age 21 and completed 90 days of service, excluding those employees eligible to participate under another company sponsored retirement plan. Prior to the amendment on January 1, 2017, employees who had attained age 21, had been employed 30 days, and had completed 72 hours of service within the 30-day period, excluding those employees eligible to participate under another company sponsored retirement plan, were eligible for the Plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Subject to certain limits, participants may contribute up to 75% (7% of compensation for the Plan year if the participant is a highly compensated employee as defined by the Internal Revenue Service) of compensation per pay period to the Plan.  It is at the discretion of participants to modify and direct investments.  Participants are eligible to make catch-up contributions beginning in the year in which they reach age 50.  Participants are also permitted to deposit into the Plan distributions from other qualified plans.

Participant Accounts

Each participant account is credited with the participant contribution, Company match contribution (if any), and an allocation of Plan earnings or losses.  Allocations of earnings or losses are based upon the performance of the investment funds chosen by the participant.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

All accounts of a participant are fully vested at all times.

Benefits

Payment of benefits can be made under various methods, depending upon the reason for the distribution, such as termination of service, death, or retirement, as well as other factors.  At termination, those participants with a balance of less than or equal to one thousand dollars will receive a single lump sum distribution.  Absent specific elections by the participant, those with balances greater than one thousand dollars and less than or equal to five thousand dollars shall be distributed, in the form of a direct rollover, to an individual retirement account designated by the Plan Administrator.  Those with balances greater than five thousand dollars may elect to leave their funds in the Plan or choose other options.  Participants are entitled to benefits beginning at normal retirement age (generally age 65).  Benefits are recorded when paid.

Notes Receivable from Participants

The Plan permits participants to borrow from their vested account.  The maximum amount that may be borrowed is the lesser of fifty thousand dollars or 50% of the vested balance of the account.  Loan terms range from 1-4 years or up to 6 years for the purchase of a primary residence.  The loans are collateralized by the balance in the participant’s account and bear interest at a rate of Prime plus 1.0%.  The rate is changed quarterly and the Prime rate used for a quarter is the Prime rate on the last business day of the previous quarter.  Principal and interest are paid through periodic payroll deductions.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Forfeitures

Forfeitures from unclaimed benefits may be used to reduce administrative expenses of the Plan or may be reallocated among eligible participants at the end of the Plan year. The balance of forfeitures was $0 at December 31, 2017 and 2016. During 2017 and 2016, forfeitures of $0 and $5, respectively, were used to reduce administrative expenses of the Plan.

2.               Summary of Significant Accounting Policies:

Basis of accounting

The financial statements of the Plan are prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Master Trust

The investments of the Plan, along with investments of other plans of The Kroger Co. and its subsidiaries, are pooled for investment purposes in a master trust pursuant to an agreement dated October 15, 2008, between The Northern Trust Company, the trustee, and the Company — The Kroger Defined Contribution Plan Master Trust (the Master Trust).

Investment valuation and income recognition

The Plan’s investments within the Master Trust are stated at fair value, except for fully benefit-responsive investment contracts which are reported at contract value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Plan’s Retirement Management Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors and custodian.  See Note 5 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis.  Gains or losses on sales of securities are based on average cost.  Dividends are recorded on the ex-dividend date.  Income from other investments is recorded as earned.  Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Investment contracts held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts.  Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate a permitted transaction under the terms of the Plan.  The Plan invests in investment contracts through the Master Trust.

Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures.  Actual results may differ from those estimates.

Administrative expenses

The Plan will pay the administrative costs and expenses of the Plan, including the custodian and management fees.  Any expenses that are unable to be allocated to participants are paid by the Company and are excluded from these financial statements.  Fees related to the administration of notes receivable from participants and distributions to participants are charged directly to the participant’s account and are included in administrative expenses.

Accounting change

Recently issued accounting pronouncements— In February 2017, the FASB issued ASU 2017-06, “Plan Accounting: Defined Benefit Pension Plans (Topic 960): Employee Benefit Plan Master Trust Reporting.”  The amendments in this update require a plan’s interest in a master trust and any change in that interest to be presented in separate line items in the statements of net assets available for benefits and in the statements of changes in net assets available for benefits, respectively. Additionally, ASU 2017-06 requires that all plans disclose the dollar amount of their interest in each of those general types of investments, which supplements the existing requirement to disclose the master trust’s balances in each general type of investments. The amendments in ASU 2017-06 are effective for fiscal years beginning after December 15, 2018, with early adoption permitted.  The Plan elected to early adopt ASU 2017-06, applied retrospectively to all periods presented.  This change has no impact on net assets available for benefits.

Subsequent events

The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through the date on which the financial statements were available to be issued.

3.               Investment Contracts:

The Master Trust holds several synthetic investment contracts which are managed by investment fund managers. The key difference between a synthetic investment contract and a traditional investment contract is that the Master Trust holds the underlying assets in a synthetic investment contract. The Master Trust also purchases wrapper contracts from financial institutions which provide assurance that crediting rates will never be less than zero.  All plans have an undivided interest in each investment contract.  The investment contracts are fully benefit-responsive and are therefore reported at contract value.  A fully benefit-responsive investment provides a liquidity guarantee by a financially responsible third party of principal and previously accrued interest for liquidations, transfers, loans, or withdrawals initiated by Plan participants under the terms of the ongoing Plan.  Certain employer-initiated events (i.e. layoffs, mergers, bankruptcy, Plan termination) are not eligible for the liquidity guarantee.

In general, issuers may terminate the investment contracts and settle at other than contract value if the qualification status of the employer or Plan changes, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.

The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

4.               Master Trust:

The following is financial information with respect to the Master Trust:

December 31, 2017 and 2016 investment holdings:

	2017		2016
		Plan’s Interest		Plan’s Interest
	Master Trust	in Master Trust	Master Trust	in Master Trust
	Balance	Balances	Balance	Balances

Investments at Fair Value:
Common Stock	$1,474,243	$993,696	$2,722,431	$1,682,847
Mutual Funds	—	—	210,729	70,882
Separately Managed Accounts	1,636,036	605,457	—	—
Collective Trusts	—	—	689,357	299,170
Retirement Date Funds	3,809,353	486,576	2,564,300	343,035
Total Investments at Fair Value	$6,919,632	$2,085,729	$6,186,817	$2,395,934

Investments at Contract Value:
Cash and Equivalents	$18,222	$10,046	$51,571	$28,246
Fixed Maturity Synthetic GICS	131,617	72,563	151,200	82,814
Constant Duration Synthetic GICS	937,679	516,957	931,615	510,256
Total Investments at Contract Value:	$1,087,518	$599,566	$1,134,386	$621,316
Total Investments:	$8,007,150	$2,685,295	$7,321,203	$3,017,250

The underlying investments within the synthetic contracts include corporate, government and mortgage backed debt securities.

Statement of Changes in Net Assets of the Master Trust:

	2017	2016

Net appreciation/depreciation in investments	$419,489	$(149,480)
Dividends	47,800	60,775
Net investment income/loss	467,289	(88,705)
Transfers in (out):
Contributions	668,888	514,851
Interest from loans	11,272	4,820
Benefit payments	(783,291)	(562,752)
Administrative expenses	(5,976)	(5,807)
Net transfers out	(109,107)	(48,888)
Transfers in from other plans	327,765	—

Net increase/decrease	685,947	(137,593)
Net assets:
Beginning of year	7,321,203	7,458,796
End of year	$8,007,150	$7,321,203

5.               Fair Value Measurements:

For financial statement elements currently required to be measured at fair value, Financial Accounting Standards Board (FASB) defines fair value and establishes a framework for measuring fair value, and expands disclosures about the fair value measurements. The standards define fair value as the price that would be received to sell an asset or paid to transfer a liability (exit price) regardless of whether an observable liquid market price exists.

FASB establishes a fair value hierarchy that categorizes the inputs to valuation techniques that are used to measure fair value into three levels:

•                 Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

•                 Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1 and it includes valuation techniques which use prices for similar assets and liabilities.

•                 Level 3 includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Participants may direct their investments into Kroger common stock, retirement date funds, or separately managed accounts. The underlying investments in the retirement date funds and separately managed accounts include mutual funds, common collective trusts, and guaranteed investment contracts as described herein. The retirement date funds and separately managed accounts are valued at NAV as a practical expedient.

The following is a description of the valuation methods used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2017 and 2016.

•                 Cash and Cash Equivalents: The carrying value approximates fair value.

•                 Common Stock: The fair values of these securities are based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded.

•                 Mutual Funds: The fair values of these securities are primarily based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded.

•                 Collective Trusts: The collective trust funds are public investment vehicles valued using a Net Asset Value (NAV), as provided by the manager of each fund, is used as a practical expedient to estimate fair value.  The NAV is based on the fair value of the underlying net assets owned by the fund, divided by the number of shares outstanding.  The NAV’s unit price is quoted on a private market that is not active.  However, the NAV is based on the fair value of the underlying securities within the fund, which are traded on an active market, and valued at the closing price reported on the active market on which those individual securities are traded. The significant investment strategies of the funds are as described in the financial statements provided by each fund.  There are no restrictions on redemptions from these funds.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

While all the investments of the participating plans are deemed part of the Master Trust, each plan does maintain a separate accounting of its share of the investments in the Master Trust.

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2017 and 2016:

Fair Value Measurements:

	Assets at Fair Value at December 31, 2017:
Investments in Master Trust:	Total	Level 1	Level 2	Level 3	Assets at NAV

Common Stock	$1,474,243	$1,474,243	$—	$—	$—
Separately Managed Accounts	1,636,036	—	—	—	1,636,036
Retirement Date Funds	3,809,353	—	—	—	3,809,353

Total investments in Master Trust measured in fair value	$6,919,632	$1,474,243	$—	$—	$5,445,389

	Assets at Fair Value at December 31, 2016:
Investments in Master Trust:	Total	Level 1	Level 2	Level 3	Assets at NAV

Common Stock	$2,722,431	$2,722,431	$—	$—	$—
Mutual Funds	210,729	210,729	—	—	—
Collective Trusts	689,357	—	—	—	689,357
Retirement Date Funds	2,564,300	—	—	—	2,564,300

Total investments in Master Trust measured in fair value	$6,186,817	$2,933,160	$—	$—	$3,253,657

Fair Value of Investments in Entities that Use NAV per Share Practical Expedient

The following table summarizes investments for which fair value is measured using the NAV per share practical expedient as of December 31, 2017 and 2016, respectively:

			Redemption
		Unfunded	Frequency (if	Redemption
December 31, 2017	Fair Value	Commitments	currently eligible)	Notice Period

Separately managed accounts(a)	$1,636,036	n/a	Daily	1 day

Retirement date funds(b)	$3,809,353	n/a	Daily	1 day

			Redemption
		Unfunded	Frequency (if	Redemption
December 31, 2016	Fair Value	Commitments	currently eligible)	Notice Period

Collective trust fund – BlackRock MSCI ACWI IMI Fund	$493,197	n/a	Daily	T+3

Collective trust fund – BlackRock Global Allocation Fund	$138,290	n/a	Daily	T+3

Collective trust fund – Aggregate Bond Index Fund	$57,870	n/a	Daily	1 day

Retirement date funds(b)	$2,564,300	n/a	Daily	1 day

(a)         This is made up of Kroger 401k plan specific white labeled fund offerings. The underlying assets of the funds consist of mutual funds, collective trusts, and separate account vehicles with varying investment strategies. The investments in the funds are reviewed regularly and adjusted as necessary.

(b)         The primary objective of these funds is to provide an appropriate asset mix for a participant given the participant’s age and retirement year. The underlying assets of the funds consist of mutual funds, collective trusts, and separate account vehicles. As time moves closer to a participant’s retirement date, the investments in the funds are adjusted automatically to become more conservative, with a higher portion invested in bonds and shorter-term investments and less in stocks. The investments in the funds are reviewed regularly and adjusted as necessary. The focus of the funds changes from growing assets to generating income and protecting investments as the retirement date approaches.

6.              Income Tax Status:

The Plan obtained its latest determination letter dated July 22, 2016, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, complied with the applicable requirements of the Internal Revenue Code (IRC).  Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.              Risks and Uncertainties:

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.              Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA.  In the event of any total or partial termination or discontinuance, the accounts of all affected participants shall remain fully vested and non-forfeitable.

9.               Related-party and Party-in-interest Transactions:

The Plan’s portion of its interest in the Master Trust included $993,646 and $1,429,151 of The Kroger Co. common shares at December 31, 2017 and 2016, respectively, at fair value.

The Plan purchased 1,465,691 and 5,668,643 common shares of The Kroger Co. at a cost of $38,527 and $202,774 in 2017 and 2016, respectively, through its interest in the Master Trust.

The Plan sold 5,271,530 and 7,111,869 common shares of The Kroger Co. for $141,351 and $249,731 with a realized gain of $61,979 and $77,970 in 2017 and 2016, respectively, through its interest in the Master Trust.

Bank of America, N.A. and Merrill Lynch provide recordkeeping and investment management services to the Plan.  Therefore, transactions with Bank of America, N.A. and Merrill Lynch qualify as party-in-interest transactions.

THE KROGER CO. SAVINGS PLAN

EIN: 31-0345740     Plan Number: 004

Schedule H, Part IV, 4i - Schedule of Assets (Held at End of Year)

December 31, 2017

(In Thousands)

			(e)
	(b),(c)	(d)	Current
(a)	Investment description	Cost	value

	Interest in Master Trust	**	$2,685,295

*	Participant loans, 4.25% to 11.0%, 1-6 year maturities	$—	52,923

			$2,738,218

*                             Indicates party-in-interest to the Plan.

**                      Cost of assets is not required to be disclosed as investment is participant directed.

EXHIBIT INDEX

Exhibit No.
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE KROGER CO. SAVINGS PLAN

Date: June 28, 2018	By:	/s/ Theresa Monti
Theresa Monti
Chairman of the Administrative Committee